As filed with the Securities and Exchange Commission on November 21, 2011

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley Asia-Pacific Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

61744U106

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$17,700,574(a)	$2,029(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,084,594 shares of common stock of the Fund (5% of the total number of shares outstanding on October 11, 2011) by $16.32 (98% of the net asset value per share of $16.65 as of the close of ordinary trading on the New York Stock Exchange on November 15, 2011).

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,007	Filing Party:	Morgan Stanley Asia-Pacific Fund, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Morgan Stanley Asia-Pacific Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on October 17, 2011 to add an additional exhibit in accordance with Rules 13e-4(c)(1) and (c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated October 17, 2011.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Letter to Stockholders.*
(a)(2)	None.
(a)(5)	Text of press release dated and issued on October 17, 2011.*
(a)(6)	Text of press release dated and issued on November 15, 2011.**
(a)(7)	Text of press release dated and issued on November 21, 2011. (filed herewith)
(b)	None.
(d)	None.
(g)	None.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on October 17, 2011.

**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 15, 2011.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: November 21, 2011

Morgan Stanley Asia-Pacific Fund, Inc. Announces

Final Results of Tender Offer

(For Immediate Release)

NEW YORK, November 21, 2011 – Morgan Stanley Asia-Pacific Fund, Inc. (NYSE: APF) (the “Fund”) announced today that, in accordance with its tender offer for up to 1,084,594 of its issued and outstanding shares of common stock, which expired on November 14, 2011, the Fund has accepted 1,084,594 shares for payment on November 22, 2011 at $16.32 per share, which is equal to 98 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on November 15, 2011.  The 1,084,594 shares represent 5 percent of the Fund’s outstanding shares.  A total of 11,026,230 shares were properly tendered and not withdrawn by November 14, 2011, the final date for withdrawals.  Therefore, on a pro rated basis, approximately 9.05 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 630 investment professionals around the world and approximately $268 billion in assets under management or supervision as of September 30, 2011.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.